January 3, 2025

Wesley H. Kaupinen
President and Chief Executive Officer
Palvella Therapeutics, Inc.
125 Strafford Ave
Suite 360
Wayne, PA 19087

       Re: Palvella Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed December 31, 2024
           File No. 333-284093
Dear Wesley H. Kaupinen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Joseph Walsh, Esq.